Exhibit 99.1

Sphere 3D Corp. Provides Bitcoin Production and Mining Updates for September 2022

  The Company's production capacity is set to grow by 400% with the installation and activation of 2,946 miners released from U.S. Customs

  Production for the month totaled 11.06 Bitcoin

  Total Bitcoin holdings were 78.06

  Operations achieved 122 BTC/EH efficiency

TORONTO, Ontario, Canada, October 6, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, provides results of its Bitcoin mining operation as of September 30, 2022.

CEO Comments

"Sphere 3D made great progress in September.  As previously mentioned, we successfully secured the release of all our S19j Pros from U.S. Customs.  Of the 4,026 additional miners now landed, 540 are installed and awaiting energization.  We expect the remaining miners to be installed beginning in early October 2022 and will be energized at Compute North's site in Texas.  No time frame has been provided by Compute North, but we anticipate an energization status update in the coming weeks."

Miner Deliveries and Petahash Capacity

Activating the 4,026 miners shipped over the past three months should increase the Company's production capacity by more than 400 percent compared to Sphere 3D's August production levels announced on September 8, 2022.  Their installation and activation will bring the Company's production capacity to approximately 500 PH/s and grow Sphere 3D's mining fleet to more than 5,000 S19j miners.

Our discussions with FuFu Technologies to renegotiate our September 21, 2021, contract have been productive.  We have agreed in principle on most commercial terms with Bitfufu and should have an update in the coming weeks on our final agreement.

Bitcoin Production and Holdings Update

In September 2022, Sphere 3D produced 11.06 Bitcoin or 0.3686 Bitcoin per day.  Sphere 3D's mining fleet operated at 122 BTC/EH efficiency in September and averaged approximately 92 percent uptime.  Daily production volume decreased compared to August 2022 due to an increase in difficulty of about 11.5 percent and one less day in the month, a 3.3 percent reduction all else equal compared to August, according to HC Wainwright's BTC Mining Weekly.  The equivalent approximate value of the Company's production during September, based on a Bitcoin price of $19,415 on September 30, 2022, totaled $215,000.

Since the Company began its mining operations during the first quarter of 2022, it has produced 91.87 Bitcoin and held 78.06 Bitcoin on September 30, 2022.  Bitcoin held by the Company represents a fair market value of about $1.52 million based on the Bitcoin price of $19,415 on September 30, 2022.  As of September 30, 2022, the Company was operating approximately 1,000 S19j Pros miners delivering a production capacity of approximately 100 PH/s.

The Company continues to employ a HODL strategy for the majority of its holdings.  The difference between Bitcoin mined and Sphere 3D's holdings is the amount Sphere 3D used to fund working capital.

Statement on Compute North's Chapter 11 Filing

Sphere 3D executives are in communication with Compute North regarding its Chapter 11 filing.  Compute North has provided assurances that the filing will have no impact on Sphere 3D's mining fleet as they intend to continue operations as normal.  Sphere 3D continues to monitor the situation.

CEO Closing Remarks

"We are working with our partners to expedite the installation and energization of our recovered miners and getting Sphere 3D's fleet of about 5,000 miners hashing.  Once energized, our production should jump significantly.  In addition, we expect to expand the fleet once the Bitfufu contract restructuring is complete.  In the meantime, Bitcoin continues to show stability compared to other cryptocurrencies despite recently announced actions by the Federal Reserve and global market volatility.

"I have a positive outlook for the coming months with miners scheduled to be delivered, installed, and energized in the coming quarter.  With many of our industry colleagues still beleaguered by U.S. Customs delays, we feel fortunate to have secured the release of our miners, with the caveat that due to the delay, we had to get "back in line" for installation and energization.  I believe the fourth quarter will be transformative for Sphere 3D and we are well positioned for success."  said Patricia Trompeter, CEO of Sphere 3D.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com